February 28, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Ladies/Gentlemen:

We have read Item 4.02 of Form 8-K dated February 28, 2020 of Qornerstone Inc. and are in agreement with the statements contained therein relating to Hoberman & Lesser CPA’s, LLP.

Very truly yours,

/s/ Hoberman & Lesser CPA’s, LLP

cc: Qornerstone, Inc.

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